UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Astra Space, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

04634X202
(CUSIP Number)

Baldo Fodera JMCM Holdings LLC 450 Lexington Avenue, 38th Floor New York, NY 10017 (212) 273-0458
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04634X202	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
JMCM Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,882,984 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,882,984 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,882,984 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.03% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

1.	See Item 5

CUSIP No. 04634X202	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS
Baldo Fodera

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,082,383 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,082,383 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,082,383 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.	See Item 5

CUSIP No. 04634X202	Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS
Alexander Morcos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,082,383 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,082,383 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,082,383 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.	See Item 5

CUSIP No. 04634X202	Page 5 of 8 Pages
EXPLANATORY NOTE

Pursuant to Rule 13d-2 under the Act, this Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) amends certain items of the Schedule 13D filed by the Reporting Persons with the Commission on November 16, 2023, as amended and supplemented by Amendment No. 1 filed with the Commission on November 24, 2023 (collectively, the “Schedule 13D”), relating to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) of Astra Space, Inc. (the “Issuer” or the “Company”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On January 19, 2024, MH Orbit LLC, a Delaware limited liability company and affiliate of the Reporting Persons, closed a financing with the Company (the “Second Subsequent Financing”) pursuant to which MH Orbit LLC purchased $4.0 million in aggregate principal amount of newly-issued Convertible Notes (the “Orbit Notes”) and newly-issued warrants to purchase 1,732,673 shares of Class A Common Stock at an exercise price of $0.808 per share of Class A Common Stock (the “Orbit Warrants” and, together with the Existing Warrants, Bridge Warrants, and New Warrants, the “Warrants”), for an aggregate purchase price of $4,216,584.13.  The source of the funds used by MH Orbit LLC to acquire the Orbit Notes and the Orbit Warrants was the personal funds of Mr. Morcos.

The Second Subsequent Financing is connected to the Initial Financing (defined and described in the initial Schedule 13D filed by the Reporting Persons) and the Subsequent Financing (defined and described in Amendment No. 1 to the Schedule 13D filed by the Reporting Persons (“Amendment No. 1”)).  The Orbit Notes issued in the Second Subsequent Financing are part of, and form, the same series of Convertible Notes as issued in the Subsequent Financing; accordingly, the Orbit Notes have the same terms and rights as the Convertible Notes acquired and held by JMCM and described in Amendment No. 1.  In addition, the Orbit Warrants issued in the Second Subsequent Financing have the same form as the New Warrants issued in the Subsequent Financing; accordingly, the Orbit Warrants have the same terms and rights as the New Warrants acquired and held by JMCM and described in Amendment No. 1.

Based on the initial conversion rate of 1,237.6238 shares of Class A Common Stock per $1,000 principal amount of Convertible Notes, the Orbit Notes are convertible into 4,950,495 shares of Class A Common Stock.  However, the Orbit Notes are subject to the 9.99% Convertible Notes Blocker (defined and described in Amendment No. 1).  Accordingly, the amount of Class A Common Stock reported herein as beneficially owned by the Reporting Persons excludes the additional 4,950,495 shares of Class A Common Stock underlying the Orbit Notes, as the Reporting Persons do not have the right to acquire such shares within 60 days due to the Convertible Notes Blocker.

CUSIP No. 04634X202	Page 6 of 8 Pages
The Orbit Warrants are immediately exercisable at an exercise price of $0.808 per Orbit Warrant, subject to certain adjustments, and expire on January 19, 2029.  However, the Orbit Warrants are subject to the 9.99% Warrants Blocker (defined and described in Amendment No. 1).  Accordingly, the amount of Class A Common Stock reported herein as beneficially owned by the Reporting Persons excludes the additional 1,732,673 shares of Class A Common Stock underlying the Orbit Warrants, as the Reporting Persons do not have the right to acquire such shares within 60 days due to the Warrants Blocker.

The foregoing description of each of the Orbit Notes and the Orbit Warrants does not purport to be complete and is qualified in its entirety by reference to the form of each agreement, a copy of each of which was previously filed as Exhibit 9 and Exhibit 8, respectively, to this Schedule 13D and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, JMCM may be deemed the beneficial owner of 1,882,984 shares of Class A Common Stock, representing approximately 9.03% of the shares of Class A Common Stock outstanding.  This amount consists of 1,882,984 shares of Class A Common Stock that JMCM has the right to acquire within 60 days upon exercise of Warrants and/or conversion of Convertible Notes, subject to the Warrants Blocker and the Convertible Notes Blocker, respectively.

As of the date hereof, each of Mr. Fodera and Mr. Morcos may be deemed the beneficial owner of 2,082,383 shares of Class A Common Stock, representing approximately 9.99% of the shares of Class A Common Stock outstanding. This amount consists of 1,882,984 shares of Class A Common Stock that each of Mr. Fodera and Mr. Morcos has the right to acquire within 60 days upon exercise of Warrants and/or conversion of Convertible Notes, subject to the Warrants Blocker and the Convertible Notes Blocker, respectively, and 199,399 shares of Class A Common Stock directly beneficially owned by Pine Ridge Advisers LLC.

The foregoing amounts exclude an aggregate of approximately 22,479,253 shares of Class A Common Stock underlying: (i) the Warrants held directly by JMCM; (ii) the Convertible Notes held directly by JMCM; (iii) the Orbit Warrants; and (iv) the Orbit Notes, as the Reporting Persons do not have the right to acquire such shares within 60 days due to the Warrants Blocker and the Convertible Notes Blocker.

The Reporting Persons share voting and investment power over the 1,882,984 shares of Class A Common Stock directly beneficially owned by JMCM.  Mr. Fodera and Mr. Morcos share voting and investment power over the 199,399 shares of Class A Common Stock directly beneficially owned by Pine Ridge Advisers LLC.

The beneficial ownership percentages reported herein are based on a total of 18,961,691 shares of Class A Common Stock outstanding as of January 19, 2024, based on information received from the Issuer, plus 1,882,984 shares of Class A Common Stock issuable to the Reporting Persons within 60 days of the date hereof upon exercise of the Warrants and/or conversion of the Convertible Notes reported herein as beneficially owned by the Reporting Persons, which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

(c) The response to Item 3 of this Amendment No. 2 is incorporated herein by reference.  Except as set forth in this Amendment No. 2, none of the Reporting Persons has engaged in any transaction with respect to the Class A Common Stock during the 60 days prior to the date of filing of this Amendment No. 2.

CUSIP No. 04634X202	Page 7 of 8 Pages
Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Schedule 13D is incorporated herein by reference.

CUSIP No. 04634X202	Page 8 of 8 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2024

JMCM Holdings LLC
	By:	/s/ Baldo Fodera
	Name:	Baldo Fodera
	Title:	Co-Manager

Alexander Morcos
	By:	/s/ Baldo Fodera
	Name:	Baldo Fodera
	Title:	By Power of Attorney

/s/ Baldo Fodera
Baldo Fodera